Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 1 / 5 Update Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement 12/4/2024 Reason for the Update Update to Appendix 3A.1 released on 21 February 2024 to notify the currency exchange rates and amounts - refer sections 2B.2a and 2B.2b. Refer to below for full details of the announcement EXHIBIT 99.3

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 2 / 5 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 21 February 2024 to notify the currency exchange rates and amounts - refer sections 2B.2a and 2B.2b. 1.4b Date of previous announcement(s) to this update 21/2/2024 1.5 Date of this announcement 12/4/2024 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 31/12/2023 2A.4 +Record Date 8/3/2024 2A.5 Ex Date 7/3/2024 2A.6 Payment Date Ordinary Update/amendment to previous announcement

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 3 / 5 2A.6 Payment Date 18/4/2024 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 3.92780000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements All dividends will be paid by direct credit. Where a securityholder has nominated an Australian, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, GBP or NZD as applicable. Payments in GBP and NZD will be converted from AUD at the exchange rates applicable on 11 April 2024 and announced to the ASX the following day. Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry, offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: .www.investorcentre.com 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Yes No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes No

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 4 / 5 Currency Payment currency equivalent amount per security GBP - Pound Sterling GBP 2.04480000 NZD - New Zealand Dollar NZD 4.28480000 2B.2b Please provide the exchange rates used for non-primary currency payments AUD/GBP 0.52059 Final dividend payment currency equivalent amount per security: GBP 2.0448 AUD/NZD 1.09089 Final dividend payment currency equivalent amount per security: NZD 4.2848 2B.2c If payment currency equivalent and exchange rates not known, date for information to be released 11/4/2024 Estimated or Actual? 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security AUD 3A.1b Ordinary Dividend/distribution amount per security AUD 3.92780000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 100.0000% 3A.3a Applicable corporate tax rate for franking credit (%) 30.0000% 3A.4 Ordinary dividend/distribution franked amount per +security AUD 3.92780000 3A.5 Percentage amount of dividend which is unfranked 0.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount AUD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security AUD 0.00000000 YesYes No No Actual

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 5 / 5 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? 4A.2 Last date and time for lodgement of election notices to share registry under DRP Tuesday March 26, 2024 17:00:00 4A.3 DRP discount rate 0.0000% 4A.4 Period of calculation of reinvestment price Start Date   End Date   4A.5 DRP price calculation methodology Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. The DRP price will be announced to the market. 4A.6 DRP Price (including any discount): AUD 4A.7 DRP +securities +issue date   4A.8 Will DRP +securities be a new issue? 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? 4A.11 Are there any other conditions applying to DRP participation? 4A.12 Link to a copy of the DRP plan rules under the Rio Tinto Limited tab.https://www.riotinto.com/invest/shareholder-information/dividends 4A.13 Further information about the DRP Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution The 2023 final dividend of AUD 3.9278 per share is fully franked at the applicable corporate rate of 30%. 5.2 Additional information for inclusion in the Announcement Summary No No No No Do not participate in DRP (i.e. cash payment)